SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of June 2017

CGG

Tour Maine Montparnasse—33 Avenue du Maine – BP 191—75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Wins Renewal of Dedicated Center Contract for PTT

Exploration & Production Public Company Limited (PTTEP)

in Thailand

Paris, France – June 20, 2017

CGG announced today that PTT Exploration & Production Public Company Limited (PTTEP) has renewed its contract for the dedicated processing center (DPC) CGG has been operating in Bangkok on its behalf since November 2013. The new contract will run for a further three years, from 1 March 2017 to 28 February 2020.

The DPC is a key component in PTTEP’s strategy to invest in new technology to be more precise in petroleum exploration and more efficient in production. CGG will continue to support PTTEP by delivering high-quality processing services, including advanced time and depth imaging, for 2D and 3D onshore and offshore seismic data acquired in PTTEP’s operating areas worldwide. As part of its longstanding commitment to Thailand’s E&P industry, CGG will also provide in-house processing training, technology updates and mentoring support to develop PTTEP’s seismic processing experts required for PTTEP’s growing business in Thailand and overseas.

Jean-Georges Malcor, CEO, CGG, said: “CGG has been involved in most of the discoveries made in Thailand over the last 50 years. During that time, we have gained very deep in-country operational experience and developed a strong long-term business relationship with PTTEP. We are delighted that they wish to continue benefitting from our advanced subsurface imaging technology, expertise and service excellence in house to help them explore for new discoveries and increase recovery from their petroleum reservoir assets to secure domestic supply and support country growth.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,600 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers. CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 20th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer